

**Launch, Inc.** (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Two Months Ended May 31, 2020



To Management
Launch, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of May 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.


Vince Mongio, CPA, CIA, CFE, MACC
August 2, 2020

*Vincenzo Mongio*

# Launch, Inc.
## Balance Sheet
### As of May 31, 2020

|  | | 5/31/2020 |
| --- | --- | --- |
| **Assets** | | |
| Current Assets | | |
| Cash | $ | 96.80 |
| **Total Current Assets** | $ | 96.80 |
| **Total Assets** | $ | 96.80 |
| | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Related Party Payables | $ | 5,668.83 |
| Deferred Revenue | $ | 100.00 |
| **Total Current Liabilities** | $ | 5,768.83 |
| **Total Liabilities** | $ | 5,768.83 |
| | | |
| **Stockholder's Equity** | | |
| Common Stock | $ | 30.00 |
| Additional Paid-In Capital | $ | 795.00 |
| Retained Earnings | $ | (6,497.03) |
| **Total Stockholder's Equity** | $ | (5,672.03) |
| | | |
| **Total Liabilities and Stockholder's Equity** | $ | 96.80 |

# Launch, Inc.
## Profit and Loss
### For the Two Months Ended May 31, 2020

| | 5/31/2020 |
|---|---|
| **Income** | |
| Revenue | $ - |
| **Total Income** | $ - |
| **Selling, General and Administrative Expenses** | |
| Advertising & Marketing | $ 2,320.71 |
| Bank Charges & Fees | $ 3.20 |
| Other Business Expenses | $ 3,348.12 |
| Registration Fees | $ 825.00 |
| **Total Selling, General and Administrative Expenses** | $ 6,497.03 |
| **Net Loss from Operations** | $ (6,497.03) |

# Launch, Inc.
## Statement of Cash flows
### For the Two Months Ended May 31, 2020

| | 5/31/2020 |
|---|---|
| **Cash flows from Operating Activities:** | |
| Net Loss | $(6,497.03) |
| **Changes in Assets and Liabilities** | |
| Increase to Related Party Payables | $ 5,668.83 |
| Increase in Deferred Revenue | $ 100.00 |
| Net Cash provided by Operating Activities | $ 5,768.83 |
| **Cash Flows from Investing Activities:** | |
| Net Cash provided by Investing Activities | $ - |
| **Cash Flows from Financing Activities:** | |
| Issuance of Stock | $ 825.00 |
| Net Cash provided by Investing Activities | $ 825.00 |
| Net (decrease) increase in Cash and Cash equivalents | $ 96.80 |
| Cash and Cash Equivalents at the beginning of the period | $ - |
| **Cash and Cash Equivalents at the end of the period** | $ 96.80 |

# Launch, Inc.
## Statement of Changes in Stockholder's Equity
### As of May 31, 2020

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | # of Shares | Amount | | | |
| Balance as of 4/1/20 | - | $ - | $ - | $ - | $ - |
| Net Income | | | | $ (6,497.03) | $ (6,497.03) |
| Common Stock Issued | 30,000,000 | $ 30.00 | $ 795.00 | $ - | $ 825.00 |
| Balance as of 5/31/20 | 30,000,000 | $ 30.00 | $ 795.00 | $ (6,497.03) | $ (5,672.03) |

## Note 1 – Organization and Nature of Activities

Launch, Inc. ("the Company") is a corporation formed under the laws of the State of Nevada. The Company is a performing arts collective that offers 360 support to artists, bands, venues, etc. everything from booking, design, marketing to business management services. It creates space for independent artists and organizations to thrive and does this by creating impactful live events with all diverse programming and granular support. The company is headquartered in Las Vegas, Nevada.

The Company will conduct an additional equity crowdfunding offering during the first quarter of 2021 for the purposes of raising additional capital.

## Note 2 - Summary of Significant Accounting Policies

### Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

### Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Revenue

The Company recognize revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

The Company generates revenues by offering subscriptions to their Launch TV service where subscribers will be able to stream live concert events via the internet.

*Advertising Costs*

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

*Selling, General, and Administrative*

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

*Income Taxes*

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

*Note 3 – Contingencies, Compliance Laws, and Regulations*

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

*Note 4 - Stockholder's Equity*

The company has authorized 100,000,000 shares of common stock and 100,000,000 shares of preferred stock with a par value of $.000001 each, of which 30,000 shares of common stock were issued and outstanding. The Company has three Founders and each hold 10,000,000 of the authorized, issued, and outstanding shares.

The Company has no shareholders that maintain greater than 10% of the fully diluted stock of the Company as of May 31, 2020.

*Note 5 - Related Party Transactions*

The Company has entered into a Master Services Agreement with one of its shareholders to provide operational support to the Company on a monthly basis. As of May 31, 2020, a total of $5,668 has been incurred by the Company for services payable to its shareholder.

*Note 6 - Subsequent Events*

The Company has evaluated events subsequent to May 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 2, 2020, the date these financial statements were available to be issued. Subsequent to May 31, 2020, the Company entered into a material agreement for consulting and advisory services in connection with the Company's fundraising efforts. The terms of this agreement establish a monthly cost of $20,000 for consulting and advisory services and services and commenced in the month of July of 2020.

*Note 7 - Risks and Uncertainties*

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the months ended May 31, 2020 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company

for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

***As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.***

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

***If we do not develop successful new services or improve existing ones, our business will suffer.***

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

***We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.***

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

***We rely on the third-party service provider for our online video platform and any interruption in their operations could have a significant negative impact in our ability to generate revenues.***

Our online video platform is hosted by an industry leading service provider and we rely on their ability to provide us with their platform service to provide our customers with live event streaming services. An interruption in their ability to provide us with their platform services would prevent us from being able to provide our customers with the service that they are paying for.

*Note 8 – Going Concern*

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not begun to generate revenue, has realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to

generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.